EXHIBITS

Exhibit Number	Title
1	Joint Filing Agreement

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of the statement on Schedule 13G (including any and all amendments thereto) with respect to the shares of Common Stock, par value $0.01 per share, of Alliance Laundry Holdings Inc. and further agree that this Joint Filing Agreement may be included as an Exhibit to such joint filing.

IN WITNESS WHEREOF, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of February 13, 2026.

BDT CAPITAL PARTNERS, LLC

By: /s/ Mary Ann Todd
Name: Mary Ann Todd
Title: Partner & Chief Legal Officer

BDTCP GP II-A (DEL), LLC

By: /s/ Mary Ann Todd
Name: Mary Ann Todd
Title: Secretary & General Counsel

BDTCP GP II-A, L.P.
By: BDTCP GP II, Co.
Its: General Partner

By: /s/ Mary Ann Todd
Name: Mary Ann Todd
Title: Secretary & General Counsel

BDTCP GP II, CO.

By: /s/ Mary Ann Todd
Name: Mary Ann Todd
Title: Secretary & General Counsel

BDT BADGER HOLDINGS, LLC
By: BDTCP GP II-A (DEL), LLC
Its: Managing Member

By: /s/ Mary Ann Todd
Name: Mary Ann Todd
Title: Secretary & General Counsel

BDTP GP, LLC

By: /s/ Mary Ann Todd
Name: Mary Ann Todd
Title: Secretary & General Counsel

BYRON D. TROTT

/s/ Byron D. Trott